SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 3/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

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32-71   FINRA   MAR
CANACCORD GENUITY INC
595 MADISON AVE
NEW YORK NY 10022-4214
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Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dan MacPayhen (212) 389-8088

2. A. General Assessment (item 2e from page 2)	$	239,565
B. Less payment made with SIPC-6 filed (exclude interest)	(	165,946)
10/20/2017 Date Paid		
C. Less prior overpayment applied	(	)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see Instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)	$	73,619
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)	$	73,619
H. Overpayment carried forward	$(	66,378)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANACCORD GENUITY LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 30 day of May , 20 18 .

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER			
Dates:	Postmarked	Received	Reviewed
Calculations _____		Documentation _____	Forward Copy _____
Exceptions:			
Disposition of exceptions:			

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 184,218,916

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered Investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   23,078,923

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,429,977

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)   1,429,977

       Total deductions   24,508,900

2d. SIPC Net Operating Revenues $ 159,710,016

2e. General Assessment @ .0015 $ 239,565
                                     (to page 1, line 2.A.)

CANACCORD GENUITY   98937

OUR REF. NO.	YOUR INVOICE NO.	INVOICE DATE	INVOICE AMOUNT	AMOUNT PAID	DISCOUNT TAKEN	NET CHECK AMOUNT
APT-002924	SIPC-2018	5/29/2018	73,619.00	73,619.00	0.00	
						$73,619.00

CANACCORD Genuity

535 MADISON AVE.
NEW YORK, NY 10022



Bank of America.   5-13/110

CHECK DATE	CONTROL NO.	AMOUNT
5/29/2018	98937	$ ***** 73,619.00

PAY   Seventy Three Thousand Six Hundred Nineteen and 00/100 ——   US Dollar

Void After 120 Days • Canaccord Genuity
2 Signatures Required Over $25,000.00

TO THE
ORDER
OF

SECURITIES INVESTOR PROTECTION CORPORATION
P.O BOX 92185
WASHINGTON, DC 20090-2185

AUTHORIZED SIGNATURE

⑈098937⑈ ⑆011000138⑆ 009421314682⑈

CANACCORD GENUITY   98937

Vendor:	V005214	Check date:	5/29/2018	Check number:	98937			
Ref No:		Invc No:		Invoice amount		Amount paid	Disc taken	Net check amt
APT-002924	SIPC-2018		5/29/2018	73,619.00		73,619.00	0.00	
								$73,619.00